UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

Medican Enterprise, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

8464T103

(CUSIP Number)

February 4, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .Rule 13d-1 (b)

  X .Rule 13d-1 (c)

      .Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 8464T103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Mountain Equities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) .
(b) X .
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

California
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,005,130
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		6,005,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,005,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.9%
12	TYPE OF REPORTING PERSON*

	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8464T103	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) .
(b) X .
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,005,130
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		6,005,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,005,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.9%
12	TYPE OF REPORTING PERSON*

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8464T103	13G	Page 4 of 6 Pages

Item 1(a).

Name of Issuer:

Medican Enterprise, Inc.

Item 1(b).

Address of Issuer's Principal Executive Offices:

3440 Russell Road, Las Vegas, Nevada 89120

Item 2(a).

Name of Persons Filing:

Black Mountain Equities, Inc.

Adam Baker

All of the securities covered by this report are owned directly by Black Mountain Equities, Inc. Adam Baker is the controlling shareholder and president of Black Mountain Equities, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Adam Baker is the beneficial owner of any of the securities covered by this statement, and Adam Baker expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Address for all filers: c/o Black Mountain Equities, Inc., 7924 Ivanhoe Ave., Suite #2, La Jolla, CA 92037

Item 2(c).

Citizenship:

Black Mountain Equities, Inc. was formed under the laws of the State of California.

Adam Baker is a United States citizen.

Item 2(d).

Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).

CUSIP Number:

8464T103

Item 3.

If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.

Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:    6,005,130* shares of Common Stock as of February 4, 2015.

(b)

Percent of Class:  9.9%*

* The Reporting Persons’ beneficial ownership of 6,005,130 shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based on 60,111,408 shares of Common Stock outstanding on January 8, 2015 reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission on January 26, 2015.

CUSIP No. 8464T103	13G	Page 5 of 6 Pages

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote:  0

(ii)

shared power to vote or to direct the vote:   6,005,130 *

(iii)

sole power to dispose or to direct the disposition of:  0

(iv)

shared power to dispose or to direct the disposition of: 6,005,130*

* Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 11,000,000 shares of Common Stock (“Shares”) consisting of: (i) 6,005,130 shares of Common Stock (“Shares”) issuable upon conversion of the principal and interest accrued under the 10% OID Convertible Note Due February 12, 2015 (“Note”) in the principal amount of $66,000; and (ii) 4,994,870 shares issuable upon conversion of the remaining principal balance of the Note (assuming no interest accrual and a conversion price of $0.006), subject to the Ownership Limitation.  The Note is convertible into shares of the Issuer’s Common Stock at the lesser of $.03 or 60% of the lowest Common Stock trading price in the preceding 20 trading days.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible is limited, pursuant to the terms of the Note, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation. Therefore, in accordance with the Ownership Limitation, based upon 60,111,408 shares of Common Stock outstanding, each of the Reporting Persons beneficially owns 6,005,130 shares of Common Stock and disclaims beneficial ownership of 4,994,870 shares of Common Stock.  In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Adam Baker, in his capacity as shareholder or president of BME, is the beneficial owner of the Shares or the Note. Adam Baker expressly disclaims any equitable or beneficial ownership of the Shares or the Note.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following      .

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

Item 8.

Identification and Classification of Members of the Group:

Not Applicable

Item 9.

Notice of Dissolution of Group:

Not Applicable

Item 10.

Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 8464T103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 9, 2015

BLACK MOUNTAIN EQUITIES, INC.

By:	/s/ Adam Baker
Name:	Adam Baker
Title:	President

/s/ Adam Baker
Adam Baker

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).